September 21, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:

Hellenic Telecommunications Organization S.A.

Form 20-F for the fiscal year ended December 31, 2009

Filed June 7, 2010

File No. 001-14876

Dear Mr. Spirgel:

We welcome the SEC’s comments (letter dated August 26, 2010 attached to fax cover page as of the same date) regarding the Form 20-F of Hellenic Telecommunications Organization S.A. (the “Group”) for the fiscal year ended December 31, 2009, which was filed with the SEC on June 7, 2010. We very much appreciate your effort to assist us in our compliance with applicable disclosure requirements as well as to enhance the overall disclosure in our filings for the benefit of our investors.

Please note that, for ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your comment letter and we have first set forth your comment in full, followed by our response.

Form 20-F for the fiscal year ended December 31, 2009

Note 8,  Investments, page F-29

COSMOFON and GERMANOS TELEKOM SKOPJE, page F-30

1.

Comment:

We note that you received proceeds for the settlement of intra-group loans and receivables in connection with the sale of COSMOFON and GERMANOS TELECOM SKOPJE. Clarify for us whether these liabilities were reflected in the balance sheets of the subsidiaries on page F-32. If so, tell us how you accounted for this settlement and how you considered it in determining the gain recognized on the sale.

Response:

The intra-group loans of € 78.5 million and receivables of € 16.6 million (totaling to € 95.1 million due from COSMOFON and GERMANOS TELEKOM SKOPJE) settled upon the sale transaction, were reflected in the balance sheets of these subsidiaries on page F-32, as follows:

Balance sheet line	Loans	Receivables
Borrowings (Non-current liabilities)	35.2	-
Borrowings (Current liabilities)	42.1	-
Other current liabilities	1.2	16.6
Totals	78.5	16.6

The effect of such liabilities on the determination of the gain recognized on the sale would be the same if such liabilities were not reflected in the subsidiaries’ balance sheets because their exclusion would mean an equal increase of the net assets disposed of and of the selling price by € 95.1 million, as presented in the following table:

(Amounts in table in millions of Euro)

Net assets disposed off, as currently disclosed on page F-32	45.5
Add: Intra-group liabilities	95.1
140.6
Add: Goodwill and other intangible assets write-off in group level	10.3
Depreciation reversal for assets held for sale	8.6
Adjusted net assets disposed off (as reported in OTE’s consolidated accounts)	159.5

Selling price	90.7
Proceeds from settlement of intra-group liabilities	95.1
Less: disposal expenses	(2.7)
Total net proceeds from disposal	183.1

Total gain on sale of investment	23.6

The above table can be also explained as follows:

In the consolidation process, the intra-group loans and receivables (“intra-group liabilities”) of € 95.1 million are eliminated hence, the net assets of COSMOFON and GERMANOS TELEKOM SKOPJE as reported in their respective balance sheets of € 45.5 million are increased by the related amount of the intra-group liabilities and aggregate to € 140.6 million.  To this amount, the Group added the related goodwill and other intangible assets written-off at consolidation level of € 10.3 million and depreciation reversed for the assets held for sale of € 8.6 million. The cumulative exchange effects were immaterial. Accordingly, the total net assets disposed of amounted to € 159.5 million.

The total net proceeds from the sale of the two entities amounted to € 183.1 million consists of the: (i) selling price of € 90.7 million, (ii) proceeds for the settlement of the intra-group liabilities of € 95.1 million net of (iii) disposal expenses of € 2.7 million.

Accordingly, the net gain amounted to € 23.6 million which is the difference of € 183.1 million less € 159.5 million.

Note 18,  Provision for pensions, Staff Retirement Indemnities and Other Employee Benefits, page F-41.

Voluntary Leave Scheme, page F-45

2.

Comment:

It is unclear to us how the transfer of 4% of your share capital from the Hellenic State to IKA-ETAM released you from your liability associated with these benefits. Tell us why the Hellenic State transferred these shares with no cash consideration on your behalf and explain in more detail your basis for recognizing a gain from this transaction.

Response:

The Company advises the Staff that, based on the provisions of Law 3371/2005 which legislatively covered the Voluntary Retirement Scheme (“VRS”), the VRS costs relating to TAP-OTE would be borne by OTE and the Greek State (TAP-OTE was the main fund of OTE employees and was incorporated into IKA-ETAM -the main social security fund in Greece- since August 1, 2008). In particular, pursuant to Article 74(4)(a) of Law 3371/2005, the Greek State would transfer a 4% stake in OTE’s share capital to TAP-OTE.  This transfer was subject to: (i) the European Commission (“EC”) approval and (ii) contracts to be signed between the Greek State and TAP-OTE effecting the aforesaid transfer and other relevant procedures.

In 2005, OTE, considering the VRS as a vital part of its strategy, decided to proceed with its implementation regardless of the outcome of the EC’s then-pending approval. Therefore, OTE booked a provision for the total estimated VRS cost (including the part relating to the contribution obligation of the Greek State) as:

(i)

it was uncertain whether the EC would approve the above mentioned Greek State contribution,

(ii)

the portion of the VRS cost that the Greek State would cover would depend on OTE’s share price on the date of transfer; therefore, the Greek State’s obligation could not be reliably estimated -as required by International Accounting Standard 37 “Provisions, Contingent Liabilities and Contingent Assets”- at the time when Law 3371/2005 was enacted. Consequently, OTE’s legal obligation (i.e. the total estimated VRS cost minus the Greek State’s obligation could not be reliably determined as well, and

(iii)

the transfer was also dependant on the timing and the procedures that would be followed by the Greek State (i.e. contract between the Greek Government and TAP-OTE etc.). In its Press Release dated February 8, 2006, OTE stated that: “…Until the European Commission’s final decision on this matter is released, the full cost of the VRS will be financed by OTE…”. In essence, OTE, without relinquishing any rights deriving from Law 3371/2005, concluded that its commitment to implement the VRS without waiting for EC’s assessment, represented a constructive obligation, as defined in IAS 37, par.10. The total estimated VRS cost amounted to € 939.6 million and was accrued as a liability with a corresponding expense recognized in OTE’s 2005 consolidated statement of operations.

Following: (i) the EC approval granted in May 2007, which reduced the uncertainty of whether the Greek State would make the transfer and (ii) the completion of the transfer agreement between the Greek State and IKA-ETAM (general successor of TAP-OTE) in March 2009, which allowed for a reliable estimate of the Greek State’s contribution to IKA-ETAM at the amount of € 201.9 million (determined as the multiple of 19,606,015 OTE shares -representing 4% of OTE’s share capital- by € 10.30 (absolute amount) per share-being the closing price of OTE’s share on the Athens Stock Exchange the date of transfer-), this amount was reversed to income in OTE’s 2009 consolidated income statement, to the same line item in the consolidated statement of operations as the original expense, with an equal reduction of the recognized liability.

                                                         *****************

We acknowledge that (i) the Group is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff’s comments. We would be happy to assist you further, as necessary, by addressing any additional comments or questions you may have.  Please feel free to contact me directly at +30 210 611 5123.

Yours sincerely,

____________________
/s/ Kevin Copp
Group Chief Financial Officer
Hellenic Telecommunications Organization S.A.

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